Filed by Host Marriott Corporation pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts
Commission File No.: 333-130249

Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Host Marriott Corporation filed a preliminary proxy statement/prospectus as part of a registration statement on Form S-4 on February 7, 2006 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). In addition, Host Marriott Corporation will prepare and file a definitive proxy statement/prospectus and other documents regarding the proposed transactions with the SEC. Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) when it becomes available because it contains important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed transactions. A definitive proxy statement/prospectus will be sent to stockholders of Host Marriott Corporation seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transactions.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transactions. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

HOST MARRIOTT REPORTS OUTSTANDING FOURTH QUARTER AND FULL YEAR 2005 RESULTS

BETHESDA, MD; February 23, 2006 – Host Marriott Corporation (NYSE: HMT), the nation’s largest lodging real estate investment trust (REIT), today announced its results of operations for the fourth quarter and for the year ended December 31, 2005. Fourth quarter and full year results include the following:

•	Total revenue increased 9.7% to $1,272 million for the fourth quarter and 8.6% to $3,881 million for full year 2005.

•	Net income increased $13 million to $74 million for the fourth quarter and increased from a loss of $.01 million for full year 2004 to net income of $166 million for full year 2005. Earnings per diluted share increased $.04 to $.19 for the fourth quarter and $.50 to $.38 for full year 2005 from a loss per diluted share of $(.12) for full year 2004.

For the fourth quarter and full year 2005, net income includes net gains of $7 million, or $.02 per diluted share, and $21 million, or $.06 per diluted share, respectively, from the following transactions: the sale of a significant interest in a joint venture; gains on hotel dispositions; and costs associated with the refinancing of senior notes and the redemption of preferred stock. By comparison, for the fourth quarter and full year 2004, net income (loss) includes a net gain of $30 million, or $.08 per diluted share, and a net loss of $12 million, or $(.04) per diluted share, respectively, associated with similar transactions in 2004. For further detail, refer to the “Schedule of Significant Transactions Affecting Earnings per Share and Funds From Operations per Diluted Share” attached to this press release.

•	Adjusted EBITDA, which is Earnings before Interest Expense, Income Taxes, Depreciation, Amortization and other items, increased 16.9% to $312 million for the fourth quarter and 16.2% to $918 million for full year 2005. (Adjusted EBITDA has been reduced by $2 million and $6 million for the fourth quarter and full year 2005, respectively, and $1 million for both the fourth quarter and full year 2004 for distributions to minority interest partners of Host Marriott, L.P.)

•	Funds from Operations (FFO) per diluted share increased 26%, to $.44 for the fourth quarter and 49% to $1.15 for full year 2005. FFO per diluted share was reduced by $.08 and $.17 for full year 2005 and 2004, respectively, for costs associated with refinancing the senior notes and the redemption of preferred stock noted above.

Adjusted EBITDA, FFO per diluted share and comparable hotel adjusted operating profit margins (discussed below) are non-GAAP (generally accepted accounting principles) financial measures within the meaning of the rules of the Securities and Exchange Commission (SEC). See the discussion included in this press release for information regarding these non-GAAP financial measures.

Operating Results

Comparable hotel RevPAR for the fourth quarter of 2005 increased 10.3% and comparable hotel adjusted operating profit margin increased 155 basis points. The fourth quarter increases in comparable hotel RevPAR and comparable hotel adjusted operating profit margin were driven by a 7.7% increase in average room rate and a 1.7 percentage point increase in occupancy. Full year 2005 comparable hotel RevPAR increased 9.5%, while comparable hotel adjusted operating profit margin increased 170 basis points, both of which exceeded the high end of the Company’s guidance. The full year 2005 RevPAR growth was driven by an increase in average room rates of 7.6% and an increase in occupancy of 1.2 percentage points.

Christopher J. Nassetta, president and chief executive officer, stated, “We finished 2005 with an outstanding fourth quarter, as strong RevPAR and margin growth drove significant increases in Adjusted EBITDA and FFO per diluted share, which exceeded the high end of our guidance by $.04.” Mr. Nassetta added, “We expect that the favorable supply and demand environment in the industry will continue to drive further improvement in our operating results in 2006.”

Balance Sheet

As of December 31, 2005, the Company had $184 million of cash and cash equivalents. Since December 31, 2004, the Company’s total debt has been reduced by approximately $444 million primarily as a result of the redemption or conversion of substantially all of the Convertible Subordinated Debentures, which was completed in the first quarter of 2006. The Company currently has $575 million of availability under its credit facility.

W. Edward Walter, executive vice president, chief financial officer, stated, “As a result of the conversion or redemption of substantially all of our QUIPs, we have reduced our debt by approximately $492 million, as well as annual interest costs by approximately $32 million. Despite the increase in shares, we believe this change should contribute to an increase in the common dividend to stockholders, while not becoming dilutive to FFO per share or earnings per share based on our 2006 forecast.”

Acquisitions and Dispositions

In 2006, the Company has sold, or has, subject to customary closing conditions, signed contracts to sell five properties (the Swissôtel The Drake, New York; the Fort Lauderdale Marina Marriott; the Albany Marriott; the Marriott at Research Triangle Park; and the Chicago Marriott Deerfield Suites) for expected total proceeds of approximately $700 million and a total estimated gain in excess of $380 million. The proceeds from the sales will be used to partially fund the acquisition of 38 properties from Starwood Hotels & Resorts Worldwide, Inc. and for other corporate purposes.

James F. Risoleo, executive vice president, chief investment officer, stated, “We are thrilled with the sales prices of all of our recent and expected dispositions, especially the Swissôtel The Drake, New York and the Fort Lauderdale

Marina Marriott. We will continue to take advantage of the current strong environment to recycle capital. We also continue to have a strong pipeline of potential acquisition candidates in urban and resort destinations both in North America and Europe that we believe are consistent with our strategy.”

2006 Outlook

The Company expects comparable hotel RevPAR for first quarter and full year 2006 to increase approximately 7.0% to 9.0% and 7.0% to 10.0%, respectively. For full year 2006, the Company also expects its operating profit margins under GAAP to increase approximately 210 basis points to 270 basis points and its comparable hotel adjusted operating profit margins to increase approximately 140 basis points to 175 basis points. Based upon this guidance and the assumption that the Starwood acquisition of 38 hotels (including entering into a joint venture for the six European assets in which the Company expects to retain approximately 25% of the equity interests) will be substantially completed in early April, the Company estimates that for 2006:

•	earnings per diluted share should be approximately $.99 to $1.01 for the first quarter and $1.44 to $1.54 for the full year;

•	net income should be approximately $379 million to $387 million for the first quarter and $724 million to $774 million for the full year;

•	Adjusted EBITDA should be approximately $1,225 million to $1,270 million for the full year, both of which have been reduced by approximately $10 million for distributions to minority interest partners of Host Marriott, L.P.;

•	FFO per diluted share should be approximately $.23 to $.25 for the first quarter and $1.44 to $1.54 for the full year (including a charge of approximately $7 million, or approximately $.01 per diluted share, for the full year, related to costs associated with debt or perpetual preferred stock expected to be refinanced or prepaid in 2006); and

•	common dividend will modestly increase throughout the year.

Mr. Nassetta also stated, “We believe that the trends for 2006 and beyond remain very positive. We are convinced that the Starwood portfolio complements our existing properties and will be accretive to the short- and long-term value of the Company. We believe that the strategic positioning of our portfolio both in terms of premium brands and international and domestic markets will result in meaningful growth in RevPAR, earnings and dividends. As we move forward in 2006 under our new name, Host Hotels & Resorts, we will continue to aggressively pursue our mission of being the premier hospitality real estate company and maximizing shareholder returns.”

Host Marriott is a Fortune 500 lodging real estate company that currently owns or holds controlling interests in 105 upper-upscale and luxury hotel properties primarily operated under premium brands, such as Marriott®, Ritz-Carlton®, Hyatt®, Four Seasons®, Fairmont®, Hilton® and Westin® (*). For further information, please visit the Company’s website at www.hostmarriott.com.

This press release contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumption and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes and other risks and uncertainties associated with our business described in the Company’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions, including but not limited to approval by the Company’s stockholders, approvals by antitrust and competition authorities in certain countries, and the Company’s registration statement on Form S-4 becoming effective. There can be no assurances that the acquisition of the Starwood hotels, either in whole or in part, or the dispositions of Company hotels referred to in this press release will be completed. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information in this release is as of February 22, 2006, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

(*)	This press release contains registered trademarks that are the exclusive property of their respective owners. None of the owners of these trademarks has any responsibility or liability for any information contained in this press release.

***Tables to Follow***

Host Marriott Corporation, herein referred to as “we” or “Host,” is a self-managed and self-administered real estate investment trust (REIT) that owns hotel properties. We conduct our operations as an umbrella partnership REIT through an operating partnership, Host Marriott, L.P., or Host LP, of which we are the sole general partner. For each share of our common stock, Host LP has issued to us one unit of operating partnership interest, or OP Unit. When distinguishing between Host and Host LP, the primary difference is approximately 5% of the partnership interests in Host LP held by outside partners as of February 22, 2006, which is reflected as minority interest in our consolidated balance sheets and minority interest expense in our consolidated statements of operations. Readers are encouraged to find further detail regarding our organizational structure in our annual report on Form 10-K.

For information on our reporting periods and non-GAAP financial measures (including Adjusted EBITDA, FFO per diluted share and comparable hotel adjusted operating profit margin) which we believe is useful to investors, see the Notes to the Financial Information on page 30.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA for Full Year 2006 Forecasts	25

Schedule of Comparable Hotel Adjusted Operating Profit Margin for Full Year 2006 Forecasts	27

HOST MARRIOTT, L.P.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA for Full Year 2006 Forecasts for Host Marriott, L.P.	29

Notes to Financial Information	30

HOST MARRIOTT CORPORATION

Consolidated Balance Sheets (a)

(unaudited, in millions, except share amounts)

	December 31,
	2005	2004
ASSETS
Property and equipment, net	$7,434	$7,298
Assets held for sale	73	113
Due from managers	41	51
Investments in affiliates	41	69
Deferred financing costs, net	63	70
Furniture, fixtures and equipment replacement fund	143	151
Other	157	168
Restricted cash	109	154
Cash and cash equivalents	184	347

Total assets	$8,245	$8,421

LIABILITIES AND STOCKHOLDERS’ EQUITY
Debt
Senior notes, including $493 million and $491 million, net of discount, of Exchangeable Senior Debentures, respectively	$3,050	$2,890
Mortgage debt	1,823	2,043
Convertible Subordinated Debentures	387	492
Other	110	98

Total debt	5,370	5,523
Accounts payable and accrued expenses	165	113
Liabilities associated with assets held for sale	—	26
Other	148	156

Total liabilities	5,683	5,818

Interest of minority partners of Host Marriott, L.P.	119	122
Interest of minority partners of other consolidated partnerships	26	86
Stockholders’ equity
Cumulative redeemable preferred stock (liquidation preference $250 million and $350 million, respectively), 50 million shares authorized; 10.0 million shares and 14.0 million shares issued and outstanding, respectively	241	337
Common stock, par value $.01, 750 million shares authorized; 361.0 million shares and 351.4 million shares issued and outstanding, respectively	4	3
Additional paid-in capital	3,080	2,953
Accumulated other comprehensive income	15	13
Deficit	(923)	(911)

Total stockholders’ equity	2,417	2,395

Total liabilities and stockholders’ equity	$8,245	$8,421

(a)	Our consolidated balance sheet as of December 31, 2005 has been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

HOST MARRIOTT CORPORATION

Consolidated Statements of Operations (a)

(unaudited, in millions, except per share amounts)

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Revenues
Rooms	$753	$675	$2,341	$2,114
Food and beverage	407	380	1,180	1,121
Other	77	71	249	232

Total hotel sales	1,237	1,126	3,770	3,467
Rental income (b)	35	32	111	106
Other income	—	1	—	1

Total revenues	1,272	1,159	3,881	3,574

Expenses
Rooms	180	164	566	526
Food and beverage	293	278	877	842
Hotel departmental expenses	332	309	1,032	965
Management fees	60	46	170	141
Other property-level expenses (b)	88	86	291	290
Depreciation and amortization	117	110	368	349
Corporate and other expenses	22	24	67	67
Gain on insurance settlement	(9)	(3)	(9)	(3)

Total operating costs and expenses	1,083	1,014	3,362	3,177

Operating profit	189	145	519	397
Interest income	4	3	21	11
Interest expense	(126)	(127)	(443)	(483)
Net gains on property transactions	3	7	80	17
Gain (loss) on foreign currency and derivative contracts	1	(4)	2	(6)
Minority interest expense	(4)	(6)	(16)	(4)
Equity in losses of affiliates	—	(4)	(1)	(16)

Income (loss) before income taxes	67	14	162	(84)
Benefit (provision) for income taxes	(1)	8	(24)	10

Income (loss) from continuing operations	66	22	138	(74)
Income from discontinued operations (c)	8	39	28	74

Net income (loss)	74	61	166	—
Less: Dividends on preferred stock	(6)	(9)	(27)	(37)
Issuance costs of redeemed preferred stock (d)	—	—	(4)	(4)

Net income (loss) available to common stockholders	$68	$52	$135	$(41)

Basic and diluted earnings (loss) per common share:
Continuing operations	$.17	$.04	$.30	$(.34)
Discontinued operations	.02	.11	.08	.22

Basic and diluted earnings (loss) per common share	$.19	$.15	$.38	$(.12)

(a)	Our consolidated statements of operations presented above have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

HOST MARRIOTT CORPORATION

Consolidated Statements of Operations (a)

(unaudited, in millions, except per share amounts)

(b)	Rental income and expense are as follows:

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Rental income
Full-service	$5	$5	$27	$26
Limited service and office buildings	30	27	84	80

	$35	$32	$111	$106

Rental and other expenses (included in other - property level expenses)
Full-service	$2	$2	$7	$7
Limited service and office buildings	25	24	79	78

	$27	$26	$86	$85

(c)	Reflects the results of operations and gain (loss) on sale, net of the related income tax, for five properties sold in 2005, two properties classified as held for sale as of December 31, 2005, and nine properties sold in 2004.

(d)	Emerging Issues Task Force Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” requires that the excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share.

On August 3, 2004, the fair value paid to holders of our Class A preferred stock, or $104 million (which was equal to the redemption price and par value) exceeded the carrying value of the preferred stock ($100 million, which was net of $4 million of original issuance costs). Accordingly, the $4 million of original issuance costs has been included in the determination of net income (loss) available to common stockholders for the purpose of calculating our full year 2004 basic and diluted earnings (loss) per share.

On May 20, 2005, the fair value paid to holders of our Class B preferred stock, or $100 million (which was equal to the redemption price and par value) exceeded the carrying value of the preferred stock ($96 million, which was net of $4 million of original issuance costs). Accordingly, the $4 million of original issuance costs has been included in the determination of net income (loss) available to common stockholders for the purpose of calculating our full year 2005 basic and diluted earnings (loss) per share.

HOST MARRIOTT CORPORATION

Earnings (Loss) per Common Share

(unaudited, in millions, except per share amounts)

	Quarter ended December 31, 2005			Quarter ended December 31, 2004
	Income (loss) (Numerator)	Shares (Denominator)	Per Share Amount	Income (loss) (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$74	353.8	$.21	$61	350.2	$.17
Dividends on preferred stock	(6)	—	(.02)	(9)	—	(.02)

Basic earnings available to common stockholders (a)(b)	68	353.8	.19	52	350.2	.15
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.4	—	—	2.9	—
Assuming conversion of minority OP units issuable	—	2.1	—	—	—	—

Diluted earnings available to common stockholders (a)(b)	$68	358.3	$.19	$52	353.1	$.15

	Year ended December 31, 2005			Year ended December 31, 2004
	Income (loss) (Numerator)	Shares (Denominator)	Per Share Amount	Income (loss) (Numerator)	Shares (Denominator)	Per Share Amount
Net income (loss)	$166	353.0	$.47	$—	337.3	$—
Dividends on preferred stock	(27)	—	(.08)	(37)	—	(.11)
Issuance costs of redeemed preferred stock	(4)	—	(.01)	(4)	—	(.01)

Basic earnings (loss) available to common stockholders (a)(b)	135	353.0	.38	(41)	337.3	(.12)
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.5	—	—	—	—

Diluted earnings (loss) available to common stockholders (a)(b)	$135	355.5	$.38	$(41)	337.3	$(.12)

(a)	Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders as adjusted for potentially dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP Units held by minority partners, other minority interests that have the option to convert their limited partnership interests to common OP Units, the Exchangeable Senior Debentures and the Convertible Subordinated Debentures. No effect is shown for any securities that are anti-dilutive.

(b)	Our results for certain periods presented were significantly affected by certain transactions, which are detailed in the table entitled, “Schedule of Significant Transactions Affecting Earnings per Share and Funds From Operations per Diluted Share.”

HOST MARRIOTT CORPORATION

Comparable Hotel Operating Data

(unaudited)

Comparable Hotels by Region (a)

	As of December 31, 2005		Quarter ended December 31, 2005			Quarter ended December 31, 2004
	No. of Properties	No. of Rooms	Average Daily Rate	Average Occupancy Percentages	RevPAR	Average Daily Rate	Average Occupancy Percentages	RevPAR	Percent Change in RevPAR
Pacific	20	11,035	$173.16	71.6%	$123.91	$160.50	69.5%	$111.48	11.2%
Florida	11	7,027	165.32	64.5	106.65	160.30	66.9	107.22	(0.5)
Mid-Atlantic	10	6,720	241.88	79.4	192.13	212.85	79.9	170.16	12.9
North Central	13	4,923	139.49	69.3	96.61	134.43	66.2	88.99	8.6
DC Metro	11	4,661	190.48	74.6	142.16	169.47	73.4	124.35	14.3
Atlanta	11	3,968	168.59	71.2	119.98	157.64	67.1	105.84	13.4
South Central	6	3,526	137.75	75.3	103.71	126.73	71.5	90.60	14.5
New England	6	3,032	164.58	75.9	124.98	161.27	72.1	116.28	7.5
Mountain	5	1,940	116.89	58.9	68.80	113.08	51.4	58.13	18.4
International	5	1,953	140.10	72.0	100.87	127.57	71.4	91.10	10.7

All Regions	98	48,785	174.20	71.7	124.89	161.68	70.0	113.24	10.3

	As of December 31, 2005		Year ended December 31, 2005			Year ended December 31, 2004
	No. of Properties	No. of Rooms	Average Daily Rate	Average Occupancy Percentages	RevPAR	Average Daily Rate	Average Occupancy Percentages	RevPAR	Percent Change in RevPAR
Pacific	20	11,035	$171.51	75.9%	$130.22	$160.37	73.7%	$118.19	10.2%
Florida	11	7,027	173.99	71.6	124.51	164.70	71.4	117.60	5.9
Mid-Atlantic	10	6,720	209.71	79.2	166.06	189.17	78.3	148.19	12.1
North Central	13	4,923	132.47	67.8	89.78	123.93	67.8	84.06	6.8
DC Metro	11	4,661	181.76	77.2	140.27	163.01	74.8	121.96	15.0
Atlanta	11	3,968	159.13	69.0	109.83	151.79	68.4	103.82	5.8
South Central	6	3,526	134.96	76.3	102.94	125.73	74.9	94.19	9.3
New England	6	3,032	155.57	72.9	113.35	150.48	72.9	109.64	3.4
Mountain	5	1,940	112.93	62.6	70.72	106.70	57.7	61.54	14.9
International	5	1,953	134.18	72.2	96.83	122.86	72.3	88.87	9.0

All Regions	98	48,785	166.80	73.6	122.82	154.96	72.4	112.21	9.5

HOST MARRIOTT CORPORATION

Comparable Hotel Operating Data

(unaudited)

Comparable Hotels by Property Type (a)

	As of December 31, 2005		Quarter ended December 31, 2005			Quarter ended December 31, 2004
	No. of Properties	No. of Rooms	Average Daily Rate	Average Occupancy Percentages	RevPAR	Average Daily Rate	Average Occupancy Percentages	RevPAR	Percent Change in RevPAR
Urban	39	22,874	$198.83	75.0%	$149.20	$182.92	73.9%	$135.22	10.3%
Suburban	33	12,195	136.70	66.5	90.84	127.58	63.9	81.53	11.4
Airport	16	7,328	126.61	75.6	95.72	115.21	72.3	83.31	14.9
Resort/Convention	10	6,388	206.77	65.3	135.11	196.23	65.3	128.06	5.5

All Types	98	48,785	174.20	71.7	124.89	161.68	70.0	113.24	10.3

	As of December 31, 2005		Year ended December 31, 2005			Year ended December 31, 2004
	No. of Properties	No. of Rooms	Average Daily Rate	Average Occupancy Percentages	RevPAR	Average Daily Rate	Average Occupancy Percentages	RevPAR	Percent Change in RevPAR
Urban	39	22,874	$183.26	76.7%	$140.63	$170.00	75.3%	$127.95	9.9%
Suburban	33	12,195	133.96	67.9	90.93	124.44	66.5	82.71	9.9
Airport	16	7,328	122.41	75.9	92.89	113.12	74.6	84.37	10.1
Resort/Convention	10	6,388	216.80	70.9	153.82	202.44	71.1	143.97	6.8

All Types	98	48,785	166.80	73.6	122.82	154.96	72.4	112.21	9.5

(a)	See the notes to financial information for a discussion of reporting periods and comparable hotel results.

HOST MARRIOTT CORPORATION

Comparable Hotel Operating Data

Schedule of Comparable Hotel Results (a)

(unaudited, in millions, except hotel statistics)

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Number of hotels	98	98	98	98
Number of rooms	48,785	48,785	48,785	48,785
Percent change in Comparable Hotel RevPAR	10.3%	—	9.5%	—
Operating profit margin under GAAP (b)	14.9%	12.5%	13.4%	11.1%
Comparable hotel adjusted operating profit margin (c)	25.3%	23.8%	24.3%	22.6%
Comparable hotel sales
Room	$696	$631	$2,182	$1,998
Food and beverage	392	368	1,143	1,082
Other	72	73	239	230

Comparable hotel sales (d)	1,160	1,072	3,564	3,310

Comparable hotel expenses
Room	168	156	531	500
Food and beverage	280	268	846	811
Other	46	46	149	145
Management fees, ground rent and other costs	372	347	1,171	1,105

Comparable hotel expenses (e)	866	817	2,697	2,561

Comparable hotel adjusted operating profit	294	255	867	749
Non-comparable hotel results, net (f)	23	21	85	71
Comparable hotels classified as held for sale, net	(3)	(4)	(12)	(13)
Office buildings and limited service properties, net (g)	5	3	5	2
Other income	—	1	—	1
Depreciation and amortization	(117)	(110)	(368)	(349)
Corporate and other expenses	(22)	(24)	(67)	(67)
Gain on insurance settlement	9	3	9	3

Operating profit	$189	$145	$519	$397

(a)	See the notes to the financial information for discussion of non-GAAP measures, reporting periods and comparable hotel results.

(b)	Operating profit margin under GAAP is calculated as the operating profit divided by the total revenues per the consolidated statements of operations.

(c)	Comparable hotel adjusted operating profit margin is calculated as the comparable hotel adjusted operating profit divided by the comparable hotel sales per the table above.

HOST MARRIOTT CORPORATION

Comparable Hotel Operating Data

Schedule of Comparable Hotel Results (a)

(unaudited, in millions, except hotel statistics)

(d)	The reconciliation of total revenues per the consolidated statements of operations to the comparable hotel sales is as follows:

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Revenues per the consolidated statements of operations	$1,272	$1,159	$3,881	$3,574
Revenues of hotels held for sale	14	16	52	52
Non-comparable hotel sales	(103)	(91)	(327)	(271)
Hotel sales for the property for which we record rental income, net	14	16	49	47
Rental income for office buildings and limited service hotels	(30)	(27)	(84)	(80)
Other income	—	(1)	—	(1)
Adjustment for hotel sales for comparable hotels to reflect Marriott’s fiscal year for Marriott-managed hotels	(7)	—	(7)	(11)

Comparable hotel sales	$1,160	$1,072	$3,564	$3,310

(e)	The reconciliation of operating costs per the consolidated statements of operations to the comparable hotel expenses is as follows (in millions):

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Operating costs and expenses per the consolidated statements of operations	$1,083	$1,014	$3,362	$3,177
Operating cost of hotels held for sale	11	12	40	39
Non-comparable hotel expenses	(82)	(70)	(244)	(201)
Hotel expenses for the property for which we record rental income	14	16	49	47
Rent expense for office buildings and limited service hotels	(25)	(24)	(79)	(78)
Adjustment for hotel expenses for comparable hotels to reflect Marriott’s fiscal year for Marriott-managed hotels	(5)	—	(5)	(10)
Depreciation and amortization	(117)	(110)	(368)	(349)
Corporate and other expenses	(22)	(24)	(67)	(67)
Gain on insurance settlement	9	3	9	3

Comparable hotel expenses	$866	$817	$2,697	$2,561

(f)	Non-comparable hotel results, net, includes the following items: (i) the results of operations of our non-comparable hotels whose operations are included in our consolidated statement of operations as continuing operations and (ii) the difference between the number of days of operations reflected in the comparable hotel results and the number of days of operations reflected in the consolidated statements of operations.

(g)	Represents rental income less rental expense for limited service properties and office buildings.

HOST MARRIOTT CORPORATION

Other Financial and Operating Data

(unaudited, in millions, except per share amounts)

	December 31, 2005	December 31, 2004
Equity
Common shares outstanding	361.0	351.4
Common shares and minority held common OP Units outstanding	380.8	372.4
Preferred OP Units outstanding	.02	.02
Class B Preferred shares outstanding (a)	—	4.0
Class C Preferred shares outstanding	6.0	6.0
Class D Preferred shares outstanding (a)	—	.03
Class E Preferred shares outstanding	4.0	4.0
Security pricing (per share price)
Common (b)	$18.95	$17.30
Class B Preferred (a) (b)	$—	$25.80
Class C Preferred (b)	$25.25	$26.37
Class E Preferred (b)	$26.75	$27.45
Convertible Preferred Securities (c)	$61.02	$57.25
Exchangeable Senior Debentures (d)	$1,163.70	$1,156.00
Dividends declared per share for calendar year
Common (e)	$.41	$.05
Class A Preferred (f)	$—	$1.38
Class B Preferred (a)	$.87	$2.50
Class C Preferred (e)	$2.50	$2.50
Class D Preferred (a)	$.87	$2.50
Class E Preferred (e)	$2.22	$1.37
Debt
Series B senior notes, with a rate of 7 7/8% due August 2008	$136	$304
Series E senior notes, with a rate of 8 3/8% due February 2006	—	300
Series G senior notes, with a rate of 9 1/4% due October 2007 (g)	236	243
Series I senior notes, with a rate of 9 1/2% due January 2007 (h)	451	468
Series K senior notes, with a rate of 7 1/8% due November 2013	725	725
Series M senior notes, with a rate of 7% due August 2012 (i)	346	346
Series O senior notes, with a rate of 6 3/8% due March 2015	650	—
Exchangeable Senior Debentures, with a rate of 3.25% due April 2024	493	491
Senior notes, with an average rate of 9.7%, maturing through May 2012	13	13

Total senior notes	3,050	2,890
Mortgage debt (non-recourse) secured by $3.1 billion of real estate assets, with an average interest rate of 7.8% and 7.7% at December 31, 2005 and 2004, respectively, maturing through February 2023	1,823	2,043
Credit facility (j)	20	—
Convertible Subordinated Debentures, with a rate of 6 3/4% due December 2026 (k)	387	492
Other	90	98

Total debt	$5,370	$5,523

Percentage of fixed rate debt	85%	85%
Weighted average interest rate	7.2%	7.1%
Weighted average debt maturity	6.4 years	6.6 years

HOST MARRIOTT CORPORATION

Other Financial and Operating Data

(unaudited, in millions, except per share amounts)

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Hotel Operating Statistics for All Full-Service Properties (l)
Average daily rate	$174.90	$160.20	$167.64	$152.03
Average occupancy	70.1%	69.2%	72.6%	72.0%
RevPAR	$122.61	$110.84	$121.66	$109.51

(a)	On May 20, 2005, we redeemed, at par, all four million shares of our 10% Class B Cumulative Redeemable Preferred stock for approximately $101 million, including accrued dividends and all 33,182 shares of our 10% Class D Cumulative Redeemable Preferred stock.

(b)	Share prices are the closing price as reported by the New York Stock Exchange.

(c)	Market price as quoted by Bloomberg L.P. Amount reflects the price of a single $50 security, which is convertible into common stock upon the occurrence of certain events.

(d)	Market price as quoted by Bloomberg L.P. Amount reflects the price of a single $1,000 debenture, which is exchangeable for common stock upon the occurrence of certain events.

(e)	On December 15, 2005, we declared a fourth quarter common dividend of $.12 per share and preferred dividends per share for our Class C and Class E preferred stock of $.625 and $.5546875, respectively.

(f)	On August 3, 2004, we redeemed all 4.16 million shares of the outstanding Class A preferred stock at a price of $25.00 per share plus accrued dividends.

(g)	Includes the fair value of interest rate swap agreements of $(6) and $1 million as of December 31, 2005 and 2004, respectively.

(h)	Includes the fair value of an interest rate swap agreement of $1 million and $18 million as of December 31, 2005 and 2004, respectively.

(i)	On March 3, 2005, we exchanged all of our 7% Series L senior notes due 2012 for our 7% Series M senior notes due 2012. The terms of the Series L senior notes and the Series M senior notes are substantially identical in all material respects, except that the Series M senior notes are registered under the Securities Act of 1933 and are, therefore, freely transferable by the holders.

(j)	The outstanding balance on our credit facility of $20 million as of December 31, 2005 was repaid on January 13, 2006. Currently, we have $575 million of available capacity under our credit facility.

(k)	Effective February 10, 2006, the Company exercised its right to cause the conversion rights of its Convertible Subordinated Debentures to expire. Prior to this date, a substantial majority of holders of the Convertible Subordinated Debentures (and corresponding Convertible Preferred Securities) exercised their right to convert their debentures into the Company’s common stock and as of February 10, 2006, $2 million of Convertible Subordinated Debentures remained outstanding. Between December 2005 through February 10, 2006, the Company issued 30.8 million shares of its common stock to converting holders.

(l)	The operating statistics reflect all consolidated properties as of December 31, 2005 and December 31, 2004, respectively. The operating statistics include the results of operations for five properties sold in 2005 and nine properties sold in 2004 prior to their disposition.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income (Loss) Available to Common Stockholders

to Funds From Operations per Diluted Share

(unaudited, in millions, except per share amounts)

	Quarter ended December 31, 2005			Quarter ended December 31, 2004
	Income (loss)	Shares	Per Share Amount	Income (loss)	Shares	Per Share Amount
Net income available to common stockholders	$68	353.8	$.19	$52	350.2	$.15
Adjustments:
Gains on dispositions, net of taxes	(7)	—	(.02)	(32)	—	(.09)
Amortization of deferred gains and other property transactions, net of taxes	(2)	—	—	(3)	—	(.01)
Depreciation and amortization	117	—	.33	113	—	.32
Partnership adjustments	2	—	—	8	—	.02
FFO of minority partners of Host LP (a)	(10)	—	(.02)	(8)	—	(.02)
Adjustments for dilutive securities:
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.4	(.01)	—	2.9	—
Assuming conversion of Exchangeable Senior Debentures	6	28.1	(.02)	6	27.4	(.01)
Assuming conversion of Convertible Subordinated Debentures	10	30.7	(.01)	10	30.9	(.01)

FFO per diluted share (b) (c)	$184	415.0	$.44	$146	411.4	$.35

	Year ended December 31, 2005			Year ended December 31, 2004
	Income (loss)	Shares	Per Share Amount	Income (loss)	Shares	Per Share Amount
Net income (loss) available to common stockholders	$135	353.0	$.38	$(41)	337.2	$(.12)
Adjustments:
Gains on dispositions, net of taxes	(60)	—	(.17)	(52)	—	(.16)
Amortization of deferred gains and other property transactions, net of taxes	(8)	—	(.02)	(11)	—	(.03)
Depreciation and amortization	371	—	1.05	364	—	1.08
Partnership adjustments	10	—	.03	21	—	.06
FFO of minority partners of Host LP (a)	(24)	—	(.07)	(18)	—	(.05)
Adjustments for dilutive securities:
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.5	(.01)	—	3.0	(.01)
Assuming conversion of Exchangeable Senior Debentures	19	28.1	(.04)	15	21.7	—
Assuming conversion of Convertible Subordinated Debentures	32	30.9	—	—	—	—

FFO per diluted share (b) (c)	$475	414.5	$1.15	$278	361.9	$.77

(a)	Represents FFO attributable to the minority interests in Host LP.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income (Loss) Available to Common Stockholders

to Funds From Operations per Diluted Share

(unaudited, in millions, except per share amounts)

(b)	FFO per diluted share in accordance with NAREIT is adjusted for the effects of dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP units held by minority partners, convertible debt securities and other minority interests that have the option to convert their limited partnership interest to common OP units. No effect is shown for securities if they are anti-dilutive.

(c)	FFO per diluted share for certain periods presented was significantly affected by certain transactions, which are detailed in the table entitled, “Schedule of Significant Transactions Affecting Earnings per Share, Funds from Operations per Diluted Share and Adjusted EBITDA.”

HOST MARRIOTT CORPORATION

Schedule of Significant Transactions Affecting Earnings per Share

and Funds From Operations per Diluted Share

(unaudited, in millions, except per share amounts)

	Quarter ended December 31, 2005		Quarter ended December 31, 2004
	Net Income (Loss)	FFO	Net Income (Loss)	FFO
Gain on hotel dispositions, net of taxes	$7	$—	$32	$—
Minority interest expense (c)	—	—	(2)	—

Total	$7	$—	$30	$—

Per diluted share	$.02	$—	$.08	$—

	Year ended December 31, 2005		Year ended December 31, 2004
	Net Income (Loss)	FFO	Net Income (Loss)	FFO
Senior notes redemptions and debt prepayments (a)	$(34)	$(34)	$(59)	$(59)
Preferred stock redemptions (b)	(4)	(4)	(6)	(6)
Gain on CBM Joint Venture LLC sale, net of taxes (d)	41	—	—	—
Gain on hotel dispositions, net of taxes	19	—	52	—
Minority interest income (expense) (c)	(1)	2	1	4

Total	$21	$(36)	$(12)	$(61)

Per diluted share	$.06	$(.08)	$(.04)	$(.17)

(a)	Represents call premiums and the acceleration of original issue discounts and deferred financing costs, as well as incremental interest during the call or prepayment notice period, included in interest expense in the consolidated statements of operations. We recognized these costs in conjunction with the prepayment or refinancing of senior notes and mortgages during certain periods presented.

(b)	Represents the original issuance costs for preferred stock, which were required to be charged against net income (loss) available to common stockholders in conjunction with the redemption of the Class B preferred stock in the second quarter of 2005 and the Class A preferred stock in the third quarter of 2004. The adjustment in 2004 also includes the incremental dividends from the date of issuance of the Class E preferred stock to the date of redemption of the Class A preferred stock.

(c)	Represents the portion of the significant transactions attributable to minority partners in Host LP.

(d)	Represents the gain, net of tax, on the sale of 85% of our interest in CBM Joint Venture LLC.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(unaudited, in millions)

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Net income (loss)	$74	$61	$166	$—
Interest expense	126	127	443	483
Depreciation and amortization	117	110	368	349
Income taxes (a)	1	(8)	24	(10)
Discontinued operations (b)	1	4	6	18

EBITDA	319	294	1,007	840
(Gains) losses on dispositions (a)	(6)	(33)	(89)	(53)
Amortization of deferred gains	(2)	(7)	(9)	(17)
Impairment of assets held for sale	—	1	—	1
Consolidated partnership adjustments:
Minority interest expense	4	6	16	4
Distributions to minority partners	(1)	(1)	(4)	(6)
Equity investment adjustments:
Equity in losses of affiliates	—	4	1	16
Distributions received from equity investments	—	4	2	6

Adjusted EBITDA of Host LP	314	268	924	791
Distributions to minority interest partners of Host LP	(2)	(1)	(6)	(1)

Adjusted EBITDA of Host Marriott	$312	$267	$918	$790

(a)	Income taxes and gains on dispositions include $28 million and $69 million, respectively, for full year 2005 due to the sale of 85% of our interest in CBM Joint Venture LLC.

(b)	Reflects the interest expense, depreciation and amortization and income taxes included in discontinued operations.

HOST MARRIOTT, L.P.

Consolidated Statements of Operations (a)

(unaudited, in millions, except per unit amounts)

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Revenues
Rooms	$753	$675	$2,341	$2,114
Food and beverage	407	380	1,180	1,121
Other	77	71	249	232

Total hotel sales	1,237	1,126	3,770	3,467
Rental income	35	32	111	106
Other income	—	1	—	1

Total revenues	1,272	1,159	3,881	3,574

Expenses
Rooms	180	164	566	526
Food and beverage	293	278	877	842
Hotel departmental expenses	332	309	1,032	965
Management fees	60	46	170	141
Other property-level expenses	88	86	291	290
Depreciation and amortization	117	110	368	349
Corporate and other expenses	22	24	67	67
Gain on Insurance Settlement	(9)	(3)	(9)	(3)

Total operating costs and expenses	1,083	1,014	3,362	3,177

Operating profit	189	145	519	397
Interest income	4	3	21	11
Interest expense	(126)	(128)	(444)	(484)
Net gains on property transactions	3	7	80	17
Gain (loss) on foreign currency and derivative contracts	1	(4)	2	(6)
Minority interest expense	(1)	(1)	(7)	(4)
Equity in losses of affiliates	—	(4)	(1)	(16)

Income (loss) before income taxes	70	18	170	(85)
Benefit (provision) for income taxes	(2)	8	(25)	10

Income (loss) from continuing operations	68	26	145	(75)
Income from discontinued operations (b)	8	39	28	74

Net income (loss)	76	65	173	(1)
Less: Distributions on preferred units	(6)	(9)	(27)	(37)
Issuance costs of redeemed preferred units	—	—	(4)	(4)

Net income (loss) available to common unitholders	$70	$56	$142	$(42)

Basic and diluted earnings (loss) per common unit:
Continuing operations	$.17	$.05	$.31	$(.32)
Discontinued operations	.02	.10	.07	.20

Basic and diluted earnings (loss) per common unit	$.19	$.15	$.38	$(.12)

(a)	Our consolidated statements of operations presented above have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. When distinguishing between Host and Host LP, the primary difference is approximately 5% of the partnership interests in Host LP held by outside partners as of February 22, 2006, which is reflected as minority interest in our consolidated balance sheets and minority interest expense in our consolidated statements of operations. The consolidated statements of operations should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

(b)	Reflects the results of operations and gain (loss) on sale, net of the related income tax, for five properties sold in 2005, two properties classified as held for sale as of December 31, 2005 and nine properties sold in 2004.

HOST MARRIOTT, L.P.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA for Host Marriott, L.P.

(unaudited, in millions)

	Quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Net income (loss)	$76	$65	$173	$(1)
Interest expense	126	128	444	484
Depreciation and amortization	117	110	368	349
Income taxes (a)	2	(8)	25	(10)
Discontinued operations (b)	1	4	6	18

EBITDA	322	299	1,016	840
Gains on dispositions (a)	(6)	(33)	(89)	(53)
Amortization of deferred gains	(2)	(7)	(9)	(17)
Impairment of assets held for sale	—	1	—	1
Consolidated partnership adjustments:
Minority interest expense	1	1	7	4
Distributions to minority partners	(1)	(1)	(4)	(6)
Equity investment adjustments:
Equity in losses of affiliates	—	4	1	16
Distributions received from equity investments	—	4	2	6

Adjusted EBITDA of Host LP	$314	$268	$924	$791

(a)	Income taxes and gains on dispositions include $28 million and $69 million, respectively, for 2005 due to the sale of 85% of our interest in CBM Joint Venture LLC.

(b)	Reflects the interest expense, depreciation and amortization and income taxes included in discontinued operations.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income Available to Common Stockholders to

Funds From Operations per Diluted Share for First Quarter 2006 Forecasts (a)

(unaudited, in millions, except per share amounts)

	Low-end of Range
	First Quarter 2006 Forecast
	Income (Loss)	Shares	Per Share Amount
Forecast net income available to common stockholders	$373	377.6	$.99
Adjustments:
Depreciation and amortization	85	—	.22
Gain on dispositions, net of taxes	(383)	—	(1.01)
Partnership adjustments	20	—	.05
FFO of minority partners of Host LP (b)	(5)	—	(.01)
Adjustment for dilutive securities:
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.0	—
Assuming conversion of Exchangeable Senior Debentures	4	28.2	(.01)

FFO per diluted share	$94	407.8	$.23

	High-end of Range
	First Quarter 2006 Forecast
	Income (Loss)	Shares	Per Share Amount
Forecast net income available to common stockholders	$380	377.6	$1.01
Adjustments:
Depreciation and amortization	85	—	.22
Gain on dispositions, net of taxes	(383)	—	(1.01)
Partnership adjustments	20	—	.05
FFO of minority partners of Host LP (b)	(5)	—	(.01)
Adjustment for dilutive securities:
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.0	—
Assuming conversion of Exchangeable Senior Debentures	4	28.2	(.01)

FFO per diluted share	$101	407.8	$.25

See the notes following the table reconciling net income to EBITDA and Adjusted EBITDA for assumptions relating to the full year 2006 forecasts.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income Available to Common Stockholders to

Funds From Operations per Diluted Share for Full Year 2006 Forecasts (a)

(unaudited, in millions, except per share amounts)

	Low-end of Range
	Full Year 2006 Forecast
	Income (Loss)	Shares	Per Share Amount
Forecast net income available to common stockholders	$700	485.5	$1.44
Adjustments:
Depreciation and amortization	450	—	.93
Gain on dispositions, net of taxes	(429)	—	(.88)
Partnership adjustments	32	—	.07
FFO of minority partners of Host LP (b)	(28)	—	(.06)
Adjustment for dilutive securities:
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.4	(.01)
Assuming conversion of Exchangeable Senior Debentures	19	28.9	(.05)

FFO per diluted share	$744	516.8	$1.44

	High-end of Range
	Full Year 2006 Forecast
	Income (Loss)	Shares	Per Share Amount
Forecast net income available to common stockholders	$750	485.5	$1.54
Adjustments:
Depreciation and amortization	450	—	.93
Gain on dispositions, net of taxes	(429)	—	(.88)
Partnership adjustments	34	—	.07
FFO of minority partners of Host LP (b)	(30)	—	(.06)
Adjustment for dilutive securities:
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	2.4	(.01)
Assuming conversion of Exchangeable Senior Debentures	19	28.9	(.05)

FFO per diluted share	$794	516.8	$1.54

See the notes following the table reconciling net income to EBITDA and Adjusted EBITDA for assumptions relating to the full year 2006 forecasts.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income to EBITDA and Adjusted EBITDA for Full Year 2006 Forecasts (a)

(unaudited, in millions)

	Full Year 2006
	Low-end of Range	High-end of Range
Net income	$724	$774
Interest expense	436	436
Depreciation and amortization	451	451
Income taxes	14	8

EBITDA	1,625	1,669
Gains on dispositions	(429)	(429)
Consolidated partnership adjustments:
Minority interest expense	41	42
Distributions to minority partners	(5)	(5)
Equity investment adjustments:
Equity in earnings of affiliates	(2)	(2)
Distributions received from equity investments	5	5

Adjusted EBITDA of Host LP	1,235	1,280
Distributions to minority interest partners of Host LP	(10)	(10)

Adjusted EBITDA of Host Marriott	$1,225	$1,270

(a)	The first quarter and full year 2006 forecasts were based on the following assumptions:

•	Comparable hotel RevPAR will increase 7% to 10% for the full year and 7% to 9% for the first quarter for the low and high ends of the forecasted range, respectively.

•	Comparable hotel adjusted operating profit margins will increase 140 basis points and 175 basis points for the full year for the low and high ends of the forecasted range, respectively.

•	Approximately $980 million of hotels and other assets will be sold during 2006.

•	In addition to the Starwood portfolio acquisition, approximately $250 million of acquisitions will be made during 2006. The acquisition of 38 hotels from Starwood will close in early April. The Company intends to enter into a joint venture for the six European assets in which the Company expects to retain approximately 25% of the equity interests.

•	Approximately $600 million of debt and perpetual preferred stock will be refinanced, and approximately $170 million will be repaid. Charges, net of the minority interest benefit, totaling approximately $7 million, or approximately $.01 of FFO per diluted share, related to costs associated with the debt and perpetual preferred stock repayments will be incurred for the full year.

•	Fully diluted shares weighted average will be 516.8 million for the full year.

HOST MARRIOTT CORPORATION

Reconciliation of Net Income to EBITDA and Adjusted EBITDA for Full Year 2006 Forecasts (a)

(unaudited, in millions)

The amounts shown in these forecasts are based on these and other assumptions, as well as management’s estimate of operations for 2006. These forecasts are forward-looking and are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause actual transactions, results and performance to differ materially from those expressed or implied by these forecasts. Although we believe the expectations reflected in the forecasts are based upon reasonable assumptions, we can give no assurance that the expectations will be attained or that the results will be materially different. Risks that may affect these assumption and forecasts include the following:

•	the level of RevPAR and margin growth may change insignificantly;

•	the amount and timing of acquisitions and dispositions of hotel properties is an estimate that can substantially affect financial results, including such items as net income, depreciation and gains (losses) on dispositions;

•	the level of capital expenditures may change significantly, which will directly affect the level of depreciation expense and net income, and

•	other risks and uncertainties associated with our business described herein and in the Company’s filings with the SEC.

(b)	Represents FFO attributable to the minority interests in Host LP.

HOST MARRIOTT CORPORATION

Schedule of Comparable Hotel Adjusted Operating Profit Margin

for Full Year 2006 Forecasts (a)

(unaudited, in millions, except hotel statistics)

	Full Year 2006 Forecast
	Low-end of range	High-end of range
Percent change in Comparable Hotel RevPAR	7.0%	10.0%
Operating profit margin under GAAP (b)	15.5%	16.1%
Comparable hotel adjusted operating profit margin (c)	26.1%	26.4%
Comparable hotel sales
Room	$2,404	$2,471
Other	1,440	1,481

Comparable hotel sales (d)	3,844	3,952

Comparable hotel expenses
Rooms and other departmental costs	1,569	1,622
Management fees, ground rent and other costs	1,272	1,285

Comparable hotel expenses (e)	2,841	2,907

Comparable hotel adjusted operating profit	1,003	1,045
Non-comparable hotel results, net	281	284
Office buildings and limited service properties, net	6	6
Depreciation and amortization	(451)	(451)
Corporate and other expenses	(71)	(71)

Operating profit	$768	$813

(a)	Forecasted comparable hotel results include assumptions on the number of hotels that will be included in our comparable hotel set in 2006. We have assumed that 97 hotels will be classified as comparable as of December 31, 2006, reflecting identified dispositions through the second quarter of 2006. No assurances can be made as to the hotels that will be in the comparable hotel set for 2006. Also, see the notes following the table reconciling net income to EBITDA and Adjusted EBITDA for assumptions relating to the full year 2006 forecasts.

(b)	Operating profit margin under GAAP is calculated as the operating profit divided by the forecast total revenues per the consolidated statements of operations. See (d) below for forecasted revenues.

(c)	Comparable hotel adjusted operating profit margin is calculated as the comparable hotel adjusted operating profit divided by the comparable hotel sales per the table above. We forecasted an increase in margins of 140 to 175 basis points over the comparable adjusted operating profit margin of 24.7%.

(d)	The reconciliation of forecast total revenues to the forecast comparable hotel sales is as follows (in millions):

	Full Year 2006
	Low-end of range	High-end of range
Revenues	$4,946	$5,061
Non-comparable hotel sales	(1,065)	(1,072)
Hotel sales for the property for which we record rental income, net	50	50
Rental income for office buildings and limited service hotels	(87)	(87)

Comparable hotel sales	$3,844	$3,952

HOST MARRIOTT CORPORATION

Schedule of Comparable Hotel Adjusted Operating Profit Margin

for Full Year 2006 Forecasts (a)

(unaudited, in millions, except hotel statistics)

(e)	The reconciliation of forecast operating costs and expenses to the comparable hotel expenses is as follows (in millions):

	Full Year 2006
	Low-end of range	High-end of range
Operating costs and expenses	$4,178	$4,248
Non-comparable hotel expenses	(784)	(788)
Hotel expenses for the property for which we record rental income	50	50
Rent expense for office buildings and limited service hotels	(81)	(81)
Depreciation and amortization	(451)	(451)
Corporate and other expenses	(71)	(71)

Comparable hotel expenses	$2,841	$2,907

HOST MARRIOTT, L.P.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA for Full Year 2006 Forecasts for Host Marriott, L.P. (a)

(unaudited, in millions)

	Full Year 2006
	Low-end of range	High-end of range
Net income	$757	$808
Interest expense	436	436
Depreciation and amortization	451	451
Income taxes	14	8

EBITDA	1,658	1,703
Gains on dispositions	(429)	(429)
Consolidated partnership adjustments:
Minority interest expense	8	8
Distributions to minority partners	(5)	(5)
Equity investment adjustments:
Equity in earnings of affiliates	(2)	(2)
Distributions received from equity investments	5	5

Adjusted EBITDA of Host LP	$1,235	$1,280

(a)	The amounts shown in these reconciliations are based on management’s estimate of operations for 2006. These tables are forward-looking and as such contain assumptions by management based on known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance, or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by this table. General economic condition, competition and governmental actions will affect future transactions, results performance and achievements. Although we believe the expectations in this reconciliation are based upon reasonable assumptions, we can give no assurance that the expectations will be attained or that any deviations will not be material. For purposes of the full year forecasts, we have utilized the same, previously detailed assumptions as those utilized for the full year forecasts for Host Marriott Corporation.

HOST MARRIOTT CORPORATION

Notes to Financial Information

Reporting Periods for Statement of Operations

The results we report in our consolidated statements of operations are based on results of our hotels reported to us by our hotel managers. Our hotel managers use different reporting periods. Marriott International, Inc., or Marriott International, the manager of the majority of our properties, uses a fiscal year ending on the Friday closest to December 31 and reports twelve weeks of operations for the first three quarters and sixteen or seventeen weeks for the fourth quarter of the year for its Marriott-managed hotels. In contrast, other managers of our hotels, such as Hyatt, report results on a monthly basis. Additionally, Host, as a REIT, is required by tax laws to report results on a calendar year. As a result, we elected to adopt the reporting periods used by Marriott International except that our fiscal year always ends on December 31 to comply with REIT rules. Our first three quarters of operations end on the same day as Marriott International but our fourth quarter ends on December 31 and our full year results, as reported in our statement of operations, always includes the same number of days as the calendar year.

Two consequences of the reporting cycle we have adopted are: (1) quarterly start dates will usually differ between years, except for the first quarter which always commences on January 1, and (2) our first and fourth quarters of operations and year-to-date operations may not include the same number of days as reflected in prior years. For example, the third quarter of 2005 ended on September 9, and the third quarter of 2004 ended on September 10, though both quarters reflect 84 days of operations. In contrast, fourth quarter results for 2005 reflect 113 days of operations, while our fourth quarter results for 2004 reflected 112 days of operations.

While the reporting calendar we adopted is more closely aligned with the reporting calendar used by the manager of a majority of our properties, one final consequence of our calendar is we are unable to report the month of operations that ends after our fiscal quarter-end until the following quarter because our hotel managers using a monthly reporting period do not make mid-month results available to us. Hence, the month of operation that ends after our fiscal quarter-end is included in our quarterly results of operations in the following quarter for those hotel managers (covering approximately one-fourth of our full-service hotels). As a result, our quarterly results of operations include results from hotel managers reporting results on a monthly basis as follows: first quarter (January, February), second quarter (March to May), third quarter (June to August) and fourth quarter (September to December). While this does not affect full-year results, it does affect the reporting of quarterly results.

Reporting Periods for Hotel Operating Statistics and Comparable Hotel Results

In contrast to the reporting periods for our consolidated statement of operations, our hotel operating statistics (i.e., RevPAR, average daily rate and average occupancy) and our comparable hotel results are always reported based on the reporting cycle used by Marriott International for our Marriott-managed hotels. This facilitates year-to-year comparisons, as each reporting period will be comprised of the same number of days of operations as in the prior year (except in the case of fourth quarters comprised of seventeen weeks (such as fiscal year 2002) versus sixteen weeks). This means, however, that the reporting periods we use for hotel operating statistics and our comparable hotels results may differ slightly from the reporting periods used for our statements of operations for the first and fourth quarters and the full year. Results from hotel managers reporting on a monthly basis are included in our operating statistics and comparable hotels results consistent with their reporting in our consolidated statement of operations herein:

•	Hotel results for the fourth quarter of 2005 reflect 112 days of operations for the period from September 10, 2005 to December 30, 2005 for our Marriott-managed hotels and results from September 1, 2005 to December 31, 2005 for operations of all other hotels which report results on a monthly basis.

•	Hotel results for the fourth quarter of 2004 reflect 112 days of operations for the period from September 11, 2004 to December 31, 2004 for our Marriott-managed hotels and results from September 1, 2004 to December 31, 2004 for operations of all other hotels which report results on a monthly basis.

•	Hotel results for full year 2005 reflect 364 days of operations for the period from January 1, 2005 to December 30, 2005 for our Marriott-managed hotels and 365 days of operations for the period from

HOST MARRIOTT CORPORATION

Notes to Financial Information

January 1, 2005 to December 31, 2005 for operations of all other hotels which report results on a monthly basis.

•	Hotel results for full year 2004 reflect 364 days of operations for the period from January 3, 2004 to December 31, 2004 for our Marriott-managed hotels and 366 days of operations for the period from January 1, 2004 to December 31, 2004 for operations of all other hotels which report results on a monthly basis.

Comparable Hotel Operating Statistics

We present certain operating statistics (i.e., RevPAR, average daily rate and average occupancy) and operating results (revenues, expenses, adjusted operating profit and adjusted operating profit margin) for the periods included in this report on a comparable hotel basis. We define our comparable hotels as full-service properties (i) that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations, for the entirety of the reporting periods being compared, and (ii) that have not sustained substantial property damage or business interruption or undergone large-scale capital projects during the reporting periods being compared. Of the 107 full-service hotels that we owned as of December 31, 2005, 98 hotels have been classified as comparable hotels. The operating results of the following nine hotels that we owned as of December 31, 2005 are excluded from comparable hotel results for these periods:

•	the Memphis Marriott (construction of a 200-room expansion started in 2003 and completed in 2004);

•	the Embassy Suites Chicago Downtown-Lakefront Hotel (acquired in April 2004);

•	the Fairmont Kea Lani Maui (acquired in July 2004);

•	the Newport Beach Marriott Hotel (major renovation started in July 2004);

•	the Mountain Shadows Resort (temporarily closed in September 2004);

•	the Scottsdale Marriott at McDowell Mountains (acquired in September 2004);

•	the Atlanta Marriott Marquis (major renovation started in August 2005);

•	the New Orleans Marriott (property damage and business interruption from Hurricane Katrina in August 2005); and

•	the Hyatt Regency, Washington, D.C. (acquired in September 2005).

In addition, the operating results of the 14 hotels we disposed of in 2005 and 2004 are also not included in comparable hotel results for the periods presented herein. Moreover, because these statistics and operating results are for our full-service hotel properties, they exclude results for our non-hotel properties and leased limited-service hotels.

Non-GAAP Financial Measures

Included in this press release are certain “non-GAAP financial measures,” which are measures of our historical or future financial performance that are not calculated and presented in accordance GAAP within the meaning of applicable SEC rules. They are as follows: (i) FFO per diluted share, (ii) EBITDA of both Host and Host LP, (iii) Adjusted EBITDA of both Host and Host LP and (iv) Comparable Hotel Operating Results. The following discussion defines these terms and presents why we believe they are useful supplemental measures of our performance.

FFO per Diluted Share

We present FFO per diluted share as a non-GAAP measure of our performance in addition to our earnings per share (calculated in accordance with GAAP). We calculate FFO per diluted share for a given operating period as our FFO (defined as set forth below) for such period divided by the number of fully diluted shares outstanding during such period. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (calculated in accordance with GAAP) excluding gains (losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization and adjustments for unconsolidated partnerships and joint ventures. We present FFO on a per share basis after making adjustments for the effects of dilutive securities and the payment of preferred stock dividends, in accordance with NAREIT guidelines.

HOST MARRIOTT CORPORATION

Notes to Financial Information

We believe that FFO per diluted share is a useful supplemental measure of our operating performance and that the presentation of FFO per diluted share, when combined with the primary GAAP presentation of earnings per share, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, we believe such measures can facilitate comparisons of operating performance between periods and with other REITs, even though FFO per diluted share does not represent an amount that accrues directly to holders of our common stock. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by NAREIT in its April 2002 “White Paper on Funds From Operations,” since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance.

EBITDA

Earnings before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA) is a commonly used measure of performance in many industries. Management believes EBITDA provides useful information to investors regarding our results of operations because it helps us and our investors evaluate the ongoing operating performance of our properties and facilitates comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital-intensive companies. Management uses EBITDA to evaluate property-level results and as one measure in determining the value of acquisitions and dispositions and, like FFO per diluted share, it is widely used by management in the annual budget process. We present Adjusted EBITDA of Host and Adjusted EBITDA of Host LP. The difference between these two presentations is equal to the amount of distributions to OP Unitholders other than Host.

Adjusted EBITDA

Historically, management has adjusted EBITDA when evaluating our performance because we believe that the exclusion of certain additional recurring and non-recurring items described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted EBITDA, when combined with the primary GAAP presentation of net income, is beneficial to an investor’s complete understanding of our operating performance. We adjust EBITDA for the following items, which may occur in any period, and refer to this measure as Adjusted EBITDA:

•	Gains and Losses on Dispositions – We exclude the effect of gains and losses recorded on the disposition of assets in our consolidated statement of operations because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. In addition, material gains or losses from the depreciated value of the disposed assets could be less important to investors given that the depreciated asset often does not reflect the market value of real estate assets (as noted above for FFO).

•	Consolidated Partnership Adjustments – We exclude the minority interest in the income or loss of our consolidated partnerships as presented in our consolidated statement of operations because we believe that including these amounts in EBITDA does not reflect the effect of the minority interest position on our performance because these amounts include our minority partners’ pro-rata portion of depreciation, amortization and interest expense. However, we believe that the cash distributions paid to minority partners are a more relevant measure of the effect of our minority partners’ interest on our performance, and we have deducted these cash distributions from Adjusted EBITDA.

•	Equity Investment Adjustments – We exclude the equity in earnings (losses) of unconsolidated investments in partnerships and joint ventures as presented in our consolidated statement of operations because our percentage interest in the earnings (losses) does not reflect the impact of our minority interest position on our performance and these amounts include our pro-rata portion of depreciation, amortization and interest expense. However, we believe that cash distributions we receive are a more relevant measure of the performance of our investment and, therefore, we include the cash distributed to us from these investments in the calculation of Adjusted EBITDA.

HOST MARRIOTT CORPORATION

Notes to Financial Information

•	Cumulative effect of a change in accounting principle – Infrequently, the Financial Accounting Standards Board (FASB) promulgates new accounting standards that require the consolidated statement of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments because they do not reflect our actual performance for that period.

•	Impairment Losses – We exclude the effect of impairment losses recorded because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. In addition, we believe that impairment charges are similar to gains (losses) on dispositions and depreciation expense, both of which are also excluded from EBITDA.

Adjusted EBITDA of Host LP

Host owns approximately 95% of the partnership interest of Host LP and is its sole general partner. We conduct all of our operations through Host LP, and Host LP is the obligor on our senior notes and on our credit facility. The difference between the Adjusted EBITDA of Host and the Adjusted EBITDA of Host LP is the distributions to OP Unitholders other than Host, which are equal on a per unit basis to the dividends paid per common share by Host. The Adjusted EBITDA of Host LP is presented in addition to the Adjusted EBITDA of Host because we believe it is a relevant measure in calculating certain credit ratios, since Host LP is the owner of all of our hotels and is the obligor on our debt noted above.

Limitations on the Use of FFO per Diluted Share, EBITDA and Adjusted EBITDA

We calculate FFO per diluted share in accordance with standards established by NAREIT, which may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or calculate FFO per diluted share in accordance with NAREIT guidance. In addition, although FFO per diluted share is a useful measure when comparing our results to other REITs, it may not be helpful to investors when comparing us to non-REITs. EBITDA and Adjusted EBITDA, as presented, may also not be comparable to measures calculated by other companies. This information should not be considered as an alternative to net income, operating profit, cash from operations or any other operating performance measure calculated in accordance with GAAP. Cash expenditures for various long-term assets (such as renewal and replacement capital expenditures), interest expense (for EBITDA and Adjusted EBITDA purposes only) and other items have been and will be incurred and are not reflected in the EBITDA, Adjusted EBITDA and FFO per diluted share presentations. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statement of operations and cash flows include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures. Additionally, FFO per diluted share, EBITDA and Adjusted EBITDA should not be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to make cash distributions. In addition, FFO per diluted share does not measure, and should not be used as a measure of, amounts that accrue directly to stockholders’ benefit.

Comparable Hotel Operating Results

We present certain operating results for our full-service hotels, such as hotel revenues, expenses and adjusted operating profit (and the related margin), on a comparable hotel, or “same store,” basis as supplemental information for investors. Our comparable hotel results present operating results for full-service hotels owned during the entirety of the periods being compared without giving effect to any acquisitions or dispositions, significant property damage or large scale capital improvements incurred during these periods. We present these comparable hotel operating results by eliminating corporate-level costs and expenses related to our capital structure, as well as depreciation and amortization. We eliminate corporate-level costs and expenses to arrive at property-level results because we believe property-level results provide investors with supplemental information into the ongoing operating performance of our hotels. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, these non-cash expenses, which are based on historical cost accounting for real estate assets, implicitly assume that the value of real estate assets diminishes predictably over time. As noted earlier, because real estate values have historically risen or fallen with market conditions, many industry investors have

HOST MARRIOTT CORPORATION

Notes to Financial Information

considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

As a result of the elimination of corporate-level costs and expenses and depreciation and amortization, the comparable hotel operating results we present do not represent our total revenues, expenses, operating profit or operating profit margin and should not be used to evaluate our performance as a whole. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations include such amounts, all of which should be considered by investors when evaluating our performance.

We present these hotel operating results on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations at comparable hotels (which represent the vast majority of our portfolio) or from other factors, such as the effect of acquisitions or dispositions. While management believes that presentation of comparable hotel results is a “same store” supplemental measure that provides useful information in evaluating our ongoing performance, this measure is not used to allocate resources or to assess the operating performance of each of these hotels, as these decisions are based on data for individual hotels and are not based on comparable hotel results. For these reasons, we believe that comparable hotel operating results, when combined with the presentation of GAAP operating profit, revenues and expenses, provide useful information to investors and management.